September 20, 2018

Ian Huen
Chief Executive Officer
Aptorum Group Ltd
17th Floor, Guangdong Investment Tower
148 Connaught Road Central
Hong Kong

       Re: Aptorum Group Ltd.
           Registration Statement on Form F-1
           Filed September 5, 2018
           File No. 333-227198

Dear Mr. Huen:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-1 filed September 5, 2018

Cover page

1. We note your response to comment 1, which we reissue in part. You continue to reference a minimum and maximum dollar amount of offered securities. Please amend your prospectus cover page to state the volume of securities being offered on a minimum and maximum offering basis. Refer to Item 501(b)(2) of Regulation S-K.
2. Please expand your revisions in response to prior comment 3 to disclose what the selling shareholders' fixed price will be. If it will be the same as the primary offering price, please revise to so state.
 Ian Huen
FirstName LastNameIan Huen
Aptorum Group Ltd
Comapany 20, 2018
September NameAptorum Group Ltd
September 20, 2018 Page 2
Page 2
FirstName LastName
Prospectus Summary
Aptorum's Lead Projects
ALS-1: Small molecule intended for the treatment of viral infections caused by Influenza virus
A, page 3

3. We note your response to comment 10 and your revised disclosure stating your belief that
         "it is unlikely that ALS-1 will experience the resistance developed by the viruses against the existing anti-viral therapy." As you have not yet conducted any clinical studies, it is premature for you imply that ALS-1 will be effective. Please remove this statement.
         Similarly, please remove the disclosure on page 4 stating your belief that ALS-4 is "less likely to be susceptible to antibiotic resistance."
NLS-1: A Derivative pf Epigallocatechin-3-Gallate ("Pro-EGCH") for the treatment of
Endometriosis, page 5

4. We note your response to comment 11, which we reissue in part. Please remove your conclusion that studies of EGCG for the treatment of endometriosis have produced
         "encouraging results." Additionally, please move the discussion of p-values observed to the Business section and expand your disclosure to explain how p-values are used to measure statistical significance and how they relate to the U.S. Food and Drug
         Administration's evidentiary standards of efficacy. Additionally, please revise your discussion of preclinical studies of NLS-1 stating that it "prevents the progression of fibrosis" and "reduced lesion size significantly better that EGCG and other hormone-
         based therapy" to remove these conclusions regarding the efficacy of NLS-1. We will not object to a discussion of objective data points in the Business section.
Capitalization, page 54

5. We reissue our prior comment 18 since it does not appear that you have revised your capitalization table.
Business
Lead Projects
ALS-1: Small molecule intended for the treatment of viral infections caused by Influenza virus
A, page 70

6. We note your response to comment 22. Please expand your disclosure to briefly explain
         EC50. Additionally, please remove your conclusion that the "animal study results strongly suggest that ALS-1 protected mice against hypervirulent influenza A H5N1 virus in vivo."
         Please also expand your disclosure on page 72 to briefly explain IC50. Ian Huen
Aptorum Group Ltd
September 20, 2018
Page 3
Patent License, page 71

7. We note your response to comment 24, which we reissue in part as it does not appear that you have disclosed the aggregate regulatory development and aggregate sales milestones payable under the license agreement. Please revise here and make similar revisions concerning the license agreement related to each of ALS-4 discussed on page 74 and NLS-1 discussed on page 79.
Notes to Consolidated Financial Statements (Successor Basis)
14. Summary of Significant Accounting Policies
Intangible Assets, page F-37

8. Refer to your response to comment 36. We believe that the aggregate amount of the milestone obligations and the description of the events that would trigger these milestones are significant terms of an agreement that should be disclosed. Please revise your disclosures accordingly.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Keira Nakada at 202-551-3659 or Angela Connell at 202-551-3426 if
you have questions regarding comments on the financial statements and related matters. Please contact Christine Westbrook at 202-551-5019 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                           Sincerely,
FirstName LastNameIan Huen
                                                           Division of
Corporation Finance
Comapany NameAptorum Group Ltd
                                                           Office of Healthcare
& Insurance
September 20, 2018 Page 3
cc:       Louis Taubman, Esq.
FirstName LastName